SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SPANISH STRIKES HAVE ZERO IMPACT ON RYANAIR OPERATIONS OVER PAST WEEKEND.

Ryanair today (Mon 18 Aug) confirmed that none of its flights to/from Spain over the last 3 days were affected in any way by the poorly supported handler strikes from Fri to Sun at a handful of Spanish airports. The UGT Union has less than 20% of Azul Handling "front of house" staff in membership, and all of Ryanair's Spanish flights departed normally on Fri, Sat and Sun.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 August, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary